Exhibit (a)(1)(ii)

Offer to Purchase

CPG CARLYLE PRIVATE EQUITY MASTER FUND, LLC
805 THIRD AVENUE
NEW YORK, NEW YORK  10022

OFFER TO PURCHASE UP TO $50,000,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED JUNE 22, 2015

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY
ON MONDAY, JULY 20, 2015, AT 12:00 MIDNIGHT, NEW YORK TIME,
UNLESS THE OFFER IS EXTENDED

If you do not want to sell your Interests at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of CPG Carlyle Private Equity Master Fund, LLC:

CPG Carlyle Private Equity Master Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $50,000,000 in Interests or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of September 30, 2015.  (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund, and "you" shall refer to CPG Carlyle Private Equity Fund, LLC (the "Feeder Fund").)  If the Fund elects to extend the tender period for any reason beyond September 30, 2015, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.  This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement, dated December 14, 2012 (the "LLC Agreement").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between May 31, 2015 (the most recent date as of which net asset value is available) and September 30, 2015, when the estimated net asset value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests.  Tendering investors should also note that although the tender offer expires on July 20, 2015, they remain investors in the Fund until September 30, 2015, when the estimated net asset value of their Interests is calculated.  The Fund determines the estimated net asset value at least monthly based on the carrying amount (i.e., book value) of the Fund's interest in the underlying investment funds in which the Fund invests, as determined by reference to the most recent balance sheet, statement of capital account or other valuation provided by the investment fund managers, as of or prior to the relevant valuation date; provided, that such values will be adjusted for any other relevant information available at the time the Fund values its portfolio, including capital activity and material events occurring between the reference dates of the underlying investment fund managers' valuations and the relevant valuation date.  Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact Central Park Group at (212) 317-9200.

Investors desiring to tender all or any portion of their Interests in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

Neither the Fund, nor Central Park Advisers, LLC, the investment adviser of the Fund (the "Adviser"), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests.  Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator, UMB Fund Services, Inc. ("UMB"):

CPG Carlyle Private Equity Master Fund, LLC
c/o UMB Fund Services, Inc.
235 W. Galena Street
Milwaukee, Wisconsin 53212
Phone:	(212) 317-9200
Fax:	(816) 860-3140
Attention:	Tender Offer Administrator

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6

2.	Offer to Purchase and Price	6

3.	Amount of Tender	7

4.	Procedure for Tenders	8

5.	Withdrawal Rights	9

6.	Purchases and Payment	9

7.	Certain Conditions of the Offer	11

8.	Certain Information About the Fund	12

9.	Certain Federal Income Tax Consequences	13

10.	Disclosure Provisions	14

11.	Miscellaneous	14

Summary Term Sheet

●
We will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell).  This Offer will remain open until the end of the day on July 20, 2015, at 12:00 midnight, New York time.  Estimated net asset value will be calculated for this purpose on September 30, 2015 (the "Valuation Date").  To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for the fiscal year ending March 31, 2016, which we expect will be completed in May 2016.

●
The Feeder Fund, a separate Delaware limited liability company also registered under the 1940 Act as a non-diversified, closed-end management investment company, invests substantially all of its assets in the Fund.  The Fund and the Feeder Fund have the same investment objective and identical investment policies.  In light of the master-feeder investment structure, the Feeder Fund, to satisfy tender requests made pursuant to a separate tender offer conducted contemporaneously by it, will seek to liquidate a portion of its investment in the Fund.

●	You may tender your entire Interest or a portion of your Interest.

●
If you tender your entire Interest, you will receive payment within approximately seven business days after July 20, 2015, consisting of two promissory notes.  The first promissory note will provide for payment to you of an amount equal to 95% of the unaudited net asset value of your Interest determined as of the Valuation Date.  Payment of the first promissory note is expected to be made, in one or more installments, within 60 calendar days after the Valuation Date.  You will also receive a promissory note providing for a contingent payment equal to approximately 5% of the value of your Interest that will be paid to you after completion of the Fund's audit for the fiscal year ending March 31, 2016, which we expect will be completed in May 2016.  Any promissory notes provided to investors in payment for tendered Interests will not be transferable.

●
If you tender part of your Interest, leaving a remaining capital account balance of at least $25,000, you will receive payment within approximately seven business days after July 20, 2015, consisting of a promissory note.  It is expected that this promissory note will provide for payment to you of an amount equal to 100% of the unaudited net asset value of the tendered portion of your Interest determined as of the Valuation Date.  Payment of this promissory note is expected to be made, in one or more installments, within 60 calendar days after the Valuation Date.

●	The Fund will not impose any charges on repurchases of Interests in the Fund.

●
An investor tendering for repurchase less than all of its Interests must maintain an account balance of at least $25,000 after the repurchase is effected.  If an investor tenders an amount of Interests that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained.  The Fund may also repurchase all of the investor's Interests in the Fund.

●
If the Offer is oversubscribed by investors who tender Interests, the Fund may extend the repurchase offer period, repurchase a pro rata portion of the Interests tendered or take any other action permitted by applicable law.

●
Although the amounts required to be paid by the Fund generally will be paid in cash, the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities to investors on a pro rata basis.  The receipt by an investor of an in-kind distribution of a security carries the risk that the investor may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value.  The Fund may exercise this option in the extraordinary event that the Board of Directors of the Fund (the "Board") determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  It is not presently anticipated, however, that the option will be exercised by the Fund.

●
Following this summary is a formal notice of our offer to purchase your Interests.  Our offer remains open to you until the end of the day on July 20, 2015, at 12:00 midnight.  Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase.  If we do not accept your Interests by the end of the day on July 20, 2015, at 12:00 midnight, you may still withdraw your Interests at any time after August 17, 2015, so long as your offer has not been accepted.

●
If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to the Fund, c/o UMB, at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before the end of the day on July 20, 2015, at 12:00 midnight.  Of course, the net asset value of the Fund (and, therefore, the net asset value of the Interests held by each investor) is likely to change between May 31, 2015 and September 30, 2015, when the estimated value of your Interests will be determined for purposes of calculating your purchase price.  The net asset value of your Interests is determined at least monthly and may be determined more frequently.

●	If you would like to obtain the most current estimated net asset value of your Interests, you may contact Central Park Group at (212) 317-9200.

●
Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this Offer at any time before the end of the day on July 20, 2015, at 12:00 midnight.  Also realize that although the tender offer expires on July 20, 2015, tendering investors remain investors in the Fund until September 30, 2015, when the estimated net asset value of their Interests is calculated.

●
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by UMB.  To assure good delivery, please send the Letter of Transmittal to UMB and not to your broker or dealer or financial advisor.  If you fail to confirm receipt of your Letter of Transmittal by UMB, there can be no assurance that your tender has been received by the Fund.

1.           Background and Purpose of the Offer.  The purpose of the Offer is to provide liquidity to investors who hold Interests.  The Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders.  The Adviser expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors on a quarterly basis, such that each repurchase offer apply to up to 5% of the aggregate net assets of the Fund.  In light of the fact, however, that the Offer represents the first instance since the commencement of the Fund's operations that the Fund is providing liquidity to investors by offering to repurchase their Interests, the Directors have determined, based on the Adviser's recommendation, to increase the size of the Offer to 7.5% of the aggregate net assets of the Fund.  Thereafter, the Adviser expects that it will recommend to the Directors that each subsequent repurchase offer apply to up to 5% of the aggregate net assets of the Fund.

Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests.

The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors, if any, who do not tender Interests.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

2.           Offer to Purchase and Price.  The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $50,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on July 20, 2015, at 12:00 midnight, New York time (such date and time being hereinafter called the "Initial Expiration Date").  The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date."  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The table below shows the estimated net asset value, as of May 31, 2015, of an initial contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

Month Initial	Net Asset Value	Month Initial	Net Asset Value
Contribution Made	as of May 31, 2015	Contribution Made	as of May 31, 2015

June 2013	$318,640	June 2014	$271,943
July 2013	$312,647	July 2014	$268,178
August 2013	$299,056	August 2014	$269,343
September 2013	$295,212	September 2014	$266,258
October 2013	$294,466	October 2014	$267,388
November 2013	$288,444	November 2014	$266,445
December 2013	$283,162	December 2014	$266,449
January 2014	$277,968	January 2015	$262,104
February 2014	$279,991	February 2015	$261,645
March 2014	$275,670	March 2015	$256,610
April 2014	$274,912	April 2015	$255,206
May 2014	$273,204	May 2015	$251,987

As of the close of business on June 1, 2015, there was approximately $684,447,394 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests).  The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently.  Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting Central Park Group at (212) 317-9200.  Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between May 31, 2015 and September 30, 2015, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

3.           Amount of Tender.  Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest.  However, if an investor does not tender all of such investor's Interests, the investor's remaining capital account balance (i.e., the investor's capital account balance determined as of May 31, 2015, less the dollar amount of the investor's partial tender) must be equal to at least $25,000.  If an investor tenders an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between May 31, 2015 and September 30, 2015, your remaining account balance as of September 30, 2015, net of the amount of any tender you have made, is below $25,000, the Fund will not reduce the amount of your tender.  The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $50,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $50,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.  Based on the May 31, 2015 estimated net asset value of the Fund, the Adviser beneficially owns $127 in Interests and does not intend to tender any of its Interests in the Offer.

4.           Procedure for Tenders.  Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to UMB, to the attention of the Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to UMB, also to the attention of the Tender Offer Administrator, at the fax numbers set forth on page 2.  The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to UMB by certified mail, return receipt requested, or by facsimile transmission.  If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document by UMB.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact the Fund at the address and phone number set forth on page 2.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.  The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of UMB to receive the Letter of Transmittal or any other document.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.           Withdrawal Rights.  Any investor tendering an Interest pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after August 17, 2015, if Interests have not then been accepted by the Fund.  To be effective, any notice of withdrawal must be timely received by UMB at the address or fax numbers set forth on page 2.  Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 4 above.  A form to use to give notice of withdrawal is available by calling the Fund at the phone number indicated on page 2.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Interests may again be tendered prior to the Expiration Date by following the procedures described in Section 4.  You are responsible for confirming that any notice of withdrawal is received by UMB.  If you fail to confirm receipt of a notice of withdrawal by UMB, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.           Purchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted (and, thereby, to have agreed to purchase) Interests that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Interest.  As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on the Valuation Date.  The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the LLC Agreement have been made.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.

Investors may tender their entire Interest or a portion of their Interest (subject to their maintenance of a minimum capital account balance as described in Section 3 above).  In either case, payment to a tendering investor whose tender is accepted generally will be made promptly (within approximately seven business days) after the Expiration Date and will consist of one or two promissory notes.  The Fund will not impose any charges on repurchases of Interests in the Fund.  The Directors of the Fund believe that payment of an investor's tender amount in the form of promissory notes is in the best interests of investors as it will permit those investors who wish to withdraw from the Fund to do so with less chance of their tender amounts being prorated.  The promissory notes provided to investors in payment for tendered Interests will not be transferable, will not bear interest and will be payable in cash in the manner set forth below.

 Investors Tendering Their Entire Interest. An investor that tenders its entire Interest will receive two promissory notes. The first promissory note (the "95% Note") will be in an amount equal to approximately 95% of the unaudited net asset value of the investor's Interest (determined as of the Valuation Date). The 95% Note will be paid in one or more payments, without interest, following the receipt by the Fund from time to time of cash amounts derived from several potential sources, including cash on hand, the sale of certain liquid securities, the liquidation of certain portfolio holdings, possible borrowings and the proceeds of sales of new Interests.  The Fund expects that full payment of the 95% Note will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in the Fund's ability to liquidate certain securities and holdings, among other reasons, could extend the payment period on the 95% Note.

Each investor that tenders its entire Interest will also receive a promissory note (the "Contingent Payment Note") that will be in an amount equal to the excess, if any, of (a) the net asset value of the investor's Interest as of the Valuation Date, as it may be adjusted based on the audited financial statements of the Fund for the fiscal year ending March 31, 2016, over (b) the amount of the 95% Note. An investor's Contingent Payment Note will be payable in cash as soon as practicable after completion of the audit of the financial statements of the Fund for the fiscal year ending March 31, 2016. It is anticipated that the audit of the Fund's financial statements for the fiscal year ending March 31, 2016 will be completed by no later than 60 days after the end of the fiscal year. Any amounts payable under the Contingent Payment Note will be deposited by the Fund in a segregated custodial account, equal to approximately 5% of the estimated unaudited net asset value of the Interest tendered by the investor and accepted by the Fund.

Investors Tendering a Portion of Their Interest. An investor that tenders for repurchase only a portion of the investor's Interest will receive a promissory note (the "Partial Tender Note") that will entitle the investor to a payment in cash in an amount equal to 100% of the unaudited net asset value of the tendered portion of the investor's Interest (determined as of the Valuation Date). The Partial Tender Note will be paid in one or more payments, without interest, following the receipt by the Fund from time to time of cash amounts derived from several potential sources, including cash on hand, the sale of certain liquid securities, the liquidation of certain portfolio holdings, possible borrowings and the proceeds of sales of new Interests.  The Fund expects that full payment of the Partial Tender Note will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in Fund's ability to liquidate certain securities and holdings, among other reasons, could extend the payment period on the Partial Tender Note.

The Fund will deposit the amounts payable under all promissory  notes (collectively, the "Notes") in separate accounts with UMB.  All cash payments described above (the "Cash Payments") will be made by wire transfer directly to an account designated by the tendering investor.  If such investor does not provide account information, the Cash Payments will be sent directly to such investor's mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Interests acquired pursuant to the Offer from several potential sources, including cash on hand, the sale of certain liquid securities, the liquidation of certain portfolio holdings, possible borrowings and the proceeds of sales of new Interests.  There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above.  This may occur, among other reasons, during periods of financial market stress, if the Fund is limited or otherwise unable to dispose of interests in underlying investment funds, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities, including direct or indirect interests in underlying investment funds as well as other securities that are illiquid or difficult to value, to investors on a pro rata basis in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund's portfolio.

7.           Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies; (b) the separate tender offer conducted contemporaneously by the Feeder Fund is canceled, amended or postponed; (c) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; (d) the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio, and the projected aggregate expense ratio of the Fund following consummation of the Offer; or (e) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.  If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer.  If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

8.           Certain Information About the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 805 Third Avenue, New York, New York 10022 and the telephone number is (212) 317-9200.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.  The Fund's Directors are:  Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman and Mitchell A. Tanzman.  Their address is c/o Central Park Advisers, LLC, 805 Third Avenue, New York, New York 10022.  Mr. Tanzman is an "interested person" (as defined in the 1940 Act) of the Fund because of his affiliation with the Adviser.

The Fund does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as contemplated in connection with the Adviser's management of the Fund's portfolio; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

During the past 60 days, the only transactions involving the Interests that were effected by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser were aggregate subscriptions of $31,444,157 in Interests from investors.

9.           Certain Federal Income Tax Consequences.  The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Interests by the Fund pursuant to the Offer.  All investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

An investor who tenders its entire Interest (and whose entire Interest is repurchased) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the principal payments under the 95% Note and the Contingent Payment Note) and such investor's adjusted tax basis in its Interest.  Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest.  A loss, if any, may be recognized after the tendering investor has received payment under the Notes.  This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor's contributions to the Fund.  A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations.  For these purposes, unrealized receivables in respect of a tendering investor include, among other items, any market discount bonds or short-term obligations held directly or indirectly by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund.  Further, a tendering investor may recognize some amount of ordinary income if the Fund or an underlying fund makes or has made an election to mark-to-market its assets under applicable tax rules.  An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the principal payments under the Partial Tender Note and any other promissory note issued to the investor pursuant to Section 6 of this Offer to Purchase) exceeds such investor's adjusted tax basis in its Interest.

If an investor recognizes a loss in an amount greater than $250,000 upon the tender of its entire Interest to the Fund for repurchase, the Fund will be required, under Section 734 of the Internal Revenue Code, to reduce the tax basis of its property by the amount of the loss recognized by the tendering investor.

The Board may specially allocate items of Fund ordinary income and/or capital gain, including short-term capital gain, to a withdrawing investor to the extent its capital account would otherwise exceed its adjusted tax basis in its Interest.  Such a special allocation may result in the withdrawing investor recognizing ordinary income and/or capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal.  Similarly, the Board may specially allocate items of Fund deductions, ordinary loss and/or capital loss, including long-term capital loss, to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its capital account.

10.           Disclosure Provisions.  Provisions of the Internal Revenue Code and Treasury Regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the Internal Revenue Service (the "Service") (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and comply with certain document retention requirements.  In addition, certain "material advisors" with respect to such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the Service upon demand.  A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests, including, among others, the recognition of a loss in excess of a prescribed threshold upon the tender of Interests.  These disclosure provisions are directed towards "tax shelters," however, they are quite broad and may encompass transactions that typically would not be considered "tax shelters."  Significant penalties may apply upon a failure to comply with the disclosure provisions, and with respect to any understatements of tax resulting from participation in certain reportable transactions.  Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

11.           Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting the Fund at the address and phone number set forth on page 2 or from the SEC's website, http://www.sec.gov.  For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.